William H. Brierly DEPUTY GENERAL COUNSEL 9197 SOUTH PEORIA STREET ENGLEWOOD, COLORADO 80112 DIRECT DIAL: 303-397-8637 Facsimile: 303-397-8677 Email: william.brierly@teletech.com

January 13, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C.  20549

Attn: Larry Spirgel, Assistant Director

Re:          TeleTech Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File No. 001-11919

Dear Mr. Spirgel:

As Deputy General Counsel of TeleTech Holdings, Inc. (the “Company”), I am responding to your letter dated December 22, 2011 to Mr. Kenneth D. Tuchman (the “Comment Letter”), the Company’s Chief Executive Officer.  To facilitate your review, your comments in the Comment Letter are set forth below in bold type and my corresponding response appears below each of them in ordinary type.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements

(3) Deconsolidation of a Subsidiary, page F-14

1.     We note your statement that, “On September 9, 2010, Newgen settled a legal claim for $3.6 million that was paid for by the Company on behalf of Newgen. As a result of the legal settlement, the Company recognized a $5.9 million gain in Other income (expense), net and a $2.3 million expense in Provision for Income taxes for the year 2010.” Based on the disclosure provided in your note, it is not clear to us how you determined the gain for the Newgen legal settlement. Please clarify.

Response:

On December 22, 2008, Newgen filed a voluntary petition for liquidation in the United States Bankruptcy Court. At that time, Newgen had recorded rent liabilities for their leased office space and an associated asset retirement obligation aggregating to $9.5 million. On September 9, 2010, a settlement with the landlord was reached, in which Newgen agreed to pay the landlord $3.6 million, and the landlord agreed to release the Company from all future claims. Thus, a gain was recognized for the difference of $5.9 million ($9.5 million less the settlement amount of $3.6 million).  In addition, as this was a taxable transaction, the Company also recorded a related tax expense of $2.3 million (federal and state).

Definitive Proxy Statement Incorporated by Reference

Summary Compensation Table, page 33

2.     We note discussion on page 29 that 2010 Management Incentive Plan, or “MIP,” awards to certain named executive officers were based upon meeting 2009 quarterly and annual revenue and operating margin objectives. For instance, we note MIP bonus awards of $150,000 and $195,000 to Mr. Troka and Ms. Kline, respectively, for meeting certain 2009 performance objectives. In addition, we note you disclose these awards for Mr. Troka and Ms. Kline’s fiscal year 2010 compensation figures under the column “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table. However, if the relevant performance measure is satisfied during the fiscal year, the earnings or awards are reportable for that fiscal year, even if not payable until a later date. Refer to Instruction 1 to Item 402(c)(2)(vii) of Regulation S-K. Confirm that in future filings your Summary Compensation Table will reflect earnings or awards in the fiscal year when the performance measure is achieved.

Response:

As discussed with the Staff, although the funding of the MIP is based upon satisfaction of performance objectives, such funding is distinguished under the MIP from the discretionary determination of awards to named executive officers.  As disclosed on page 23 of the TeleTech’s Definitive Proxy Statement dated April 12, 2011 (“2011 Proxy Statement”), the determination of awards to named executive officers is determined by the “subjective judgment” of the Compensation Committee “in its discretion, rather than relying on a formulaic approach.”  Accordingly, TeleTech respectfully submits that the MIP awards to named executive officers are disclosed in the proper year.  Further, adopting a different reporting practice for such awards would make comparison of year-to-year awards and performance significantly more difficult and confusing for stockholders.

In order to address any possible confusion, however, in future filings TeleTech proposes adding a disclosure to its discussion of any MIP Payouts (i.e., page 29 of the 2011 Proxy Statement) clarifying the discretionary and subjective nature and the timing and payment of any such awards.

For example, to clarify the award of MIP Payouts in 2010, the TeleTech revised and expanded disclosure would include a supplemental disclosure (underlined below) to its discussion of MIP Payouts on page 29 of the 2011 Proxy Statement along the following lines:

The Compensation Committee bases its decision to award cash incentives under the MIP and discretionary cash bonuses to individual named executive officers, if any, primarily on subjective criteria. Specifically, the Compensation Committee subjectively bases its decision to award cash incentives on the eight success factors. While the Compensation Committee can and does consider objective financial results in its subjective evaluation of an executive officer’s performance, there is no formulaic tie between the financial results and the amount of the cash incentives under the MIP or discretionary cash bonuses.  Further, the Compensation Committee exercises discretion in determining to award MIP bonuses rather than relying on a formulaic approach.  The Compensation Committee generally determines whether to grant an award, and the amount of any award, of a MIP bonus to named executive officers in February of the year following the year in which the incentive benefit pool was funded.  After the Compensation Committee determines whether to award MIP bonuses and the amount of the awards of MIP bonuses, if any, to named executive officers, the Company generally pays those bonuses within 30 days following the determination of any such award.  In 2010, the Compensation Committee, noting that the MIP bonus pool had been funded, exercised its discretion and made its determinations of MIP bonus awards for named executive officers on February 17, 2010 and the MIP bonuses awarded were paid on February 19, 2010.

As a further example, the TeleTech revised and expanded disclosure would also include a modification to footnote 3 of the Summary Compensation Table in the 2011 Proxy Statement to read as follows:

(3)   Amounts set forth in column (g) are annual MIP payments that are awarded based upon the Compensation Committee’s discretionary assessment of each named executive officer’s performance under the “success factors” (described above in the section entitled “Executive Compensation Program Design and Implementation—The Role of Cash Compensation—Cash Incentives”) and are generally paid within 30 days following the date of the Compensation Committee’s subjective determination, if any, of such MIP bonuses.

* * * * *

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William H. Brierly
William H. Brierly
Deputy General Counsel

cc:	Kenneth D. Tuchman
Regina Paolillo
David S. Stone, Esq.